Exhibit 99.6

Wipro Limited

Results for the Quarter ended December 31, 2018

Operating Metrics Pertaining to IT Services Segment

A. IT Services

	FY 18-19			FY 17-18
	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
IT services Revenues ($Mn) Revised	2,046.5	2,009.5	1,988.8	7,895.2	2,019.1	1,973.0	1,969.7	1,933.4
(post carve out of India SRE) Note 1
Sequential Growth Note 2	1.8%	2.2%	-1.5%	4.3%	2.3%	0.2%	1.9%	0.7%
Sequential Growth in Constant Currency Note 3	2.4%	3.0%	0.2%	2.7%	0.9%	1.1%	0.0%	0.1%
Operating Margin % Revised	19.8%	15.0%	17.6%	16.1%	14.6%	14.9%	17.7%	17.1%
IT Services Revenues ($Mn) Earlier Segment		2,041.2	2,026.5	8,060.2	2,062.0	2,013.0	2,013.5	1,971.7
Operating Margin % Earlier Segment		14.6%	17.2%	15.8%	14.4%	14.8%	17.3%	16.8%
Practices
Digital Operations and Platforms	14.7%	12.9%	12.4%	12.5%	12.4%	12.9%	12.4%	12.3%
Cloud and Infrastructure Services	25.0%	25.6%	26.3%	27.3%	27.6%	27.3%	27.2%	27.2%
Data, Analytics and AI	7.6%	7.8%	7.2%	7.2%	7.1%	7.1%	7.2%	7.3%
Modern Application Services	45.6%	46.3%	46.7%	45.8%	45.5%	45.7%	46.1%	46.1%
Industrial & Engineering Services	7.1%	7.4%	7.4%	7.2%	7.4%	7.0%	7.1%	7.1%
Strategic Business Units
Banking, Financial Services and Insurance	31.4%	30.5%	29.8%	27.8%	28.7%	28.3%	27.6%	26.6%
Communications	5.8%	5.8%	5.7%	6.5%	5.9%	6.5%	6.6%	6.9%
Consumer Business Unit	15.6%	15.7%	15.3%	15.0%	15.0%	15.1%	15.1%	15.0%
Energy, Natural Resources and Utilities	13.0%	12.8%	12.7%	13.1%	12.7%	12.7%	13.5%	13.5%
Health Business Unit	13.1%	13.0%	13.6%	14.4%	14.2%	14.3%	14.0%	15.1%
Manufacturing	8.1%	8.3%	8.4%	8.9%	8.9%	8.8%	8.9%	9.1%
Technology	13.0%	13.9%	14.5%	14.3%	14.6%	14.3%	14.3%	13.8%
Geography
Americas	57.1%	56.1%	56.0%	54.6%	53.8%	54.1%	54.8%	55.6%
Europe	25.5%	25.7%	26.1%	26.1%	27.5%	26.5%	25.6%	24.7%
Rest of the World	17.4%	18.2%	17.9%	19.3%	18.7%	19.4%	19.6%	19.7%
Guidance ($MN)	2,028-2,068	2,009-2,049	2,015-2,065		2,033-2,073	2,014-2,054	1,962-2,001	1,915-1,955
Guidance restated based on actual currency realized
($MN)	2,018-2,058	1,990-2,030	1,978-2,027		2,060-2,100	1,996-2,036	1,999-2,038	1,927-1,967
Revenues performance against guidance ($MN)	2,046.5	2,041.2	2,026.5	8,060.2	2,062.0	2,013.0	2,013.5	1,971.7
Customer size distribution (TTM)
> $100MN	10	9	8	8	8	9	9	9
> $75MN	19	19	19	20	20	17	16	18
> $50MN	41	39	40	39	39	41	39	36
> $20MN	99	92	91	94	94	89	89	89
> $10MN	171	177	171	171	171	167	170	163
> $5MN	269	265	268	268	268	263	261	253
> $3MN	339	348	359	357	357	352	358	345
> $1MN	578	584	595	595	595	599	591	588
Revenue from Existing customers %	97.9%	98.6%	99.5%	98.6%	97.40%	98.10%	99.10%	99.60%
Number of new customers	57	76	75	220	57	79	40	44
Total Number of active customers	1,132	1,131	1,184	1,178	1,178	1,201	1,167	1,166
Customer Concentration
Top customer	3.7%	3.7%	3.7%	3.2%	3.6%	3.2%	3.2%	2.9%
Top 5	13.0%	12.2%	11.9%	11.4%	12.2%	11.5%	11.2%	10.5%
Top 10	19.7%	19.1%	18.7%	18.3%	18.8%	18.2%	18.4%	17.8%

Notes:

Note 1: All numbers for the previous quarters (except guidance) have been restated for carve out of India State Run Enterprise (ISRE) business. For continuity we have provided numbers as per earlier definition of the IT Services Segment for Revenues and Operating Margins

Note 2: QoQ for Q2’19 & YoY growth rates for Q3’19 have been computed by adjusting revenues for the corresponding quarters for the impact from the divestment of our hosted data centre services business.

Note 3. Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.

	FY 18-19			FY 17-18
	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
% of Revenue
USD	61%	60%	61%	60%	59%	59%	60%	60%
GBP	10%	10%	11%	10%	11%	10%	10%	10%
EUR	9%	9%	8%	9%	9%	10%	9%	9%
INR	4%	5%	5%	6%	6%	6%	6%	6%
AUD	5%	5%	5%	5%	5%	5%	5%	4%
CAD	3%	3%	3%	3%	2%	2%	3%	3%
Others	8%	8%	7%	7%	8%	8%	7%	8%
Closing Employee Count	172,379	171,451	160,846	159,923	159,923	158,865	159,300	161,439
Utilization (IT Services excl. Infocrossing, DO&P, Designit, Cellent, HPS, Appirio, Cooper, Infoserver and India & Middle East )
Gross Utilization	73.4%	74.4%	74.5%	72.2%	73.1%	71.0%	72.9%	72.0%
Net Utilization (Excluding Support)	81.9%	83.2%	83.9%	81.1%	82.4%	80.0%	81.8%	80.3%
Net Utilization (Excluding Trainees)	83.2%	85.5%	85.2%	82.5%	83.4%	81.9%	82.5%	82.1%
Attrition
(IT Services excl. DO&P)
Voluntary TTM	17.9%	17.5%	17.1%	16.8%	16.8%	16.1%	16.0%	16.1%
Voluntary Quarterly Annualized	17.5%	18.5%	17.8%	16.6%	17.7%	16.2%	16.9%	16.4%
DO&P % - Quarterly	10.5%	12.3%	10.8%	12.7%	11.3%	12.8%	13.5%	12.8%
DO&P % - Post Training Quarterly	9.4%	11.2%	9.5%	11.2%	9.8%	11.1%	11.9%	11.4%
Sales & Support Staff - IT Services	14,575	14,862	15,076	14,936	15,215	14,881	14,880	14,769
B. IT Services (Excluding Infocrossing, DO&P, Designit, Cellent, HPS, Appirio, Cooper, Infoserver, India and Middle East)
Revenue from FPP	59.8%	58.9%	58.9%	58.1%	58.7%	57.7%	57.7%	58.2%
Onsite Revenue - % of Services	52.2%	52.8%	52.9%	53.2%	52.7%	53.5%	53.2%	53.6%
Offshore Revenue - % of Services	47.8%	47.2%	47.1%	46.8%	47.3%	46.5%	46.8%	46.4%

C. Growth Metrics for the Quarter ended December 31, 2018Note 2 & 3

	Reported Currency QoQ%	Reported Currency YoY%	Constant Currency QoQ%	Constant Currency YoY%
IT Services	1.8%	5.0%	2.4%	7.0%
Strategic Business Units
Banking, Financial Services and Insurance	4.7%	15.4%	5.3%	17.5%
Communications	2.0%	-7.7%	2.1%	-3.2%
Consumer Business Unit	1.0%	8.4%	1.4%	10.0%
Energy, Natural Resources and Utilities	3.6%	6.7%	4.6%	9.8%
Health Business Unit	2.6%	-4.9%	2.8%	-4.1%
Manufacturing	-0.2%	-2.1%	0.4%	-0.2%
Technology	-4.6%	-1.0%	-4.2%	0.1%
Geography
Americas	3.7%	12.0%	3.7%	12.7%
Europe	0.8%	-0.2%	2.7%	2.9%
ROW	-2.6%	-7.1%	-2.3%	-3.2%
Practices
Digital Operations and Platforms	15.9%	18.7%	16.2%	19.8%
Cloud and Infrastructure Services	-0.6%	-0.9%	-0.2%	1.6%
Data, Analytics and AI	-1.4%	10.8%	-0.9%	12.6%
Modern Application Services	0.5%	3.6%	1.1%	5.6%
Industrial & Engineering Services	-2.3%	5.1%	-2.0%	6.3%